Lehman Brothers Special Finance, Inc. ("LBSF") is maintaining a certain class action in the United States Bankruptcy Court for the Southern District of New York (the "Class Litigation"), seeking to recover funds that it alleges were inappropriately distributed to counter-parties upon the termination of credit swap agreements based on Lehman Brothers' bankruptcy. The Class Litigation was filed September 14, 2010. The Class Litigation names the issuers of certain asset-backed securities (the "Issuer Defendants"), the trustees for such securities (the "Trustee Defendants") and certain of the investors in the securities (the "Named Noteholder Defendants"). Although the Fund is not currently a Named Noteholder Defendant, by letters dated February 22, 2012, and March 1, 2012 (the "Notices"), special counsel for LBSF provided a "notice of intent" to add the Fund and two funds subsequently reorganized into the Fund, (FHI and FHO) as Named Noteholder Defendants in the Class Litigation.

The Fund has been advised that it has received, in the aggregate, $6,750,000 from one Issuer Defendant. The Fund cannot predict whether it will ultimately be a Named Noteholder Defendant in the Class Litigation, or what the outcome of any litigation might be.